

August 25, 2011

<u>Via E-mail</u>
Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

> **Re: ING Groep N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011**
> **File No. 001-14642**

Dear Mr. Flynn:

We have reviewed your supplemental response filed August 11, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We have reviewed your response to prior comment 1 and we are re-issuing our comment. Despite the fact that the Restructuring Plan may not literally be referred to as a contract, we believe that, in substance, the plan shares the attributes of a contract as contemplated by Item 4 of the Instructions as to Exhibits of Form 20-F. For example, we note that you are required to undertake certain restructuring actions described in the plan, which is an obligation, in exchange for the aid provided to you. Please promptly file a copy of the restructuring plan, including any amendments thereto, and confirm that you will incorporate by reference the restructuring plan into your next Form 20-F. Please note that you may request confidential treatment for any portions of the restructuring plan that you believe are not material to investors, but that may cause you competitive harm if disclosed. Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11, 2001, respectively, set forth the Division of Corporation Finance's views regarding the proper preparation of a confidential treatment request for information required to be included in a filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director